Exhibit 99.1

HERCULES REPORTS FIRST QUARTER 2004 RESULTS

WILMINGTON, DE, APRIL 29, 2004 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended March 31, 2004 of $28 million, or $0.26 per diluted share, compared with a net loss of $14 million, or a loss of $0.13 per diluted share, for the same period of 2003.[1]

First quarter 2004 net income included a $26 million after-tax gain on the sale of the Company's minority interest in CP Kelco. Partially offsetting the gain were after-tax charges of $17 million that included a $4 million non-cash charge for asset impairments, $4 million related to a litigation settlement, and $5 million for debt repurchases.

Earnings from ongoing operations[2] for the first quarter of 2004, utilizing a 36% income tax rate for ongoing operations, were $18 million or $0.17 per diluted share. This compares to earnings on the same basis of $15 million or $0.14 per diluted share in the first quarter of 2003 (please refer to Table 2 for a reconciliation of earnings from ongoing operations to reported net income).

Net sales in the first quarter were $475 million, an increase of 6% from the same period last year. Compared with the first quarter of 2003, the sales increase was driven by favorable impacts of 7% from rate of exchange and 4% from volume, offset in part by an unfavorable impact of 5% from product mix.

First quarter 2004 net sales, as compared to the same period in 2003, increased in all regions of the world except North America. Net sales declined 3% in North America and increased 13% in Europe, 23% in Asia Pacific and 20% in Latin America.

Reported profit from operations in the first quarter of 2004 was $49 million, compared with $61 million for the same period in 2003. Profit from ongoing operations[2] in the first quarter of 2004 was $61 million, compared with $60 million in the first quarter of 2003.

"Overall, the first quarter was a continuation of the conditions we saw throughout 2003," said Craig Rogerson, President and Chief Executive Officer. "Aqualon continues to deliver solid results across its portfolio of products and markets. Pulp and Paper results were on par with both the first and fourth quarter of 2003 with the North American containerboard market showing signs of recovery and other markets remaining challenging. FiberVisions' earnings were down due to continuing volume losses resulting from substitution in diaper coverstock applications and due to high polypropylene costs. Pinova delivered improved volumes but margins were negatively impacted by higher raw material and non-cash pension costs and lower tolling credits. All of our businesses are challenged by higher non-cash pension expenses, which have increased by approximately $20 million for the year 2004 versus 2003, and persistently high raw material, energy and freight costs. In spite of these challenges, we expect to continue to deliver improved results."

Interest and debt expense, which includes preferred securities distributions, was $30 million in the first quarter of 2004, down $4 million compared with the first quarter of 2003, reflecting lower outstanding debt balances. Total debt, including the preferred securities, was $1.309 billion at the end of the first quarter 2004, a decrease of $39 million from year-end 2003.

Capital spending was $10 million in the first quarter. Cash outflows for severance were $1 million. The Company contributed $40 million to its U.S. pension fund in the quarter.

On April 8, 2004, the Company closed the refinancing of its senior bank credit facility with a new $400 million term loan and a $150 million revolving credit facility and a $250 million private offering of 6 3/4% senior subordinated notes due 2029. The proceeds of the bank refinancing and the note offering will be used to refinance the existing bank credit facility, redeem the 9.42% trust preferred junior subordinated interest debentures due 2029 and for general corporate purposes. The refinancing will result in a non-cash write-off of approximately $14 million of unamortized debt issuance costs in the second quarter of 2004, but is expected to yield annual cash interest savings of approximately $10 million.

Segment Results — Reported Basis
In the Performance Products segment (Aqualon, Pulp and Paper), net sales in the first quarter grew 8%, while profit from operations declined 7% compared with the same quarter in 2003.

In the Pulp and Paper Division, net sales in the first quarter grew 6% and profit from operations decreased 14% compared with the first quarter of 2003. Growth in sales compared with the first quarter of 2003 was driven by a 7% positive impact from rate of exchange and a 3% increase in volume, partially offset by 4% of unfavorable product mix. Prices in the aggregate were flat. Profit from operations was negatively impacted by a charge for asset impairments and severance (approximately $4 million) related to the further consolidation of manufacturing facilities and higher non-cash pension expenses, offset in part by favorable rate of currency exchange. The facilities consolidation, which is scheduled to occur this year, will result in approximately $1 to $2 million of annual cost savings.

Aqualon's net sales in the first quarter increased 12% while profit from operations declined 3% compared with the first quarter of 2003. Growth in sales compared with the first quarter of 2003 was driven by an 11% positive impact from volume and a 7% benefit from rate of exchange, offset in part by a 6% negative impact from product mix. Prices in the aggregate were flat. Profit from operations was negatively impacted by an asset impairment (approximately $4 million) and higher non-cash pension expenses partially offset by improved volumes and rate of exchange benefits. The unit operation that was impaired will be taken out of service later this year with the facility procuring the materials from a third party source. This outsourcing will result in annual savings of approximately $1 million.

In the Engineered Materials and Additives segment (FiberVisions, Pinova), net sales in the first quarter decreased 2% compared with the first quarter of 2003. Profit from operations decreased $4 million compared with the first quarter of 2003.

First quarter 2004 net sales in FiberVisions decreased 6% compared with the same period in 2003. Profit from operations declined by $2 million compared with the first quarter of 2003. The net sales decline was driven by 14% lower volume, partially offset by a 6% benefit from rate of exchange and a 2% increase in prices. Fibers used in diaper coverstock declined at a faster rate than replacement volume from the growing disposable wipes market. In addition to the effect of lower volumes, profit from operations was negatively impacted by the continued run up of polypropylene costs.

Pinova's net sales in the first quarter increased 9% compared to the first quarter 2003. Results of operations were a $2 million loss in the first quarter of 2004 versus breakeven in the prior year. The net sales increase was driven by a 19% positive impact of higher volume, offset in part by 7% of negative product mix and a 3% negative impact from lower prices. Profit from operations was negatively impacted by higher raw material and non-cash pension costs and lower tolling credits.

Outlook
"We are committed to our targets of double-digit earnings per share growth and significantly higher free cash flows in 2004 compared to 2003," said Mr. Rogerson. "We remain focused on our strategy of bringing value to our customers, increasing our competitive advantage, improving productivity and strengthening our balance sheet to deliver significant value to our investors."

Capital expenditures are expected to be $70 million for 2004, approximately equal to depreciation.

The Company will maintain its practice of not providing quarterly earnings guidance

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, ability to raise capital, ability to refinance, ability to execute work process redesign and reduce costs, business climate, business performance, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, environmental and safety regulations and clean-up costs, foreign exchange rates, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, or the inability to eliminate or reduce such financial exposures by collecting indemnity payments from insurers, the impact of increased accruals and reserves for such exposures, and adverse changes in economic and political climates around the world, including terrorist activities and international hostilities. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact: John S. Riley   (302) 594-6025
Investor Contact: Allen A. Spizzo   (302) 594-6491

HERCULES INCORPORATED
CONSOLIDATED STATEMENT OF INCOME
(Dollars in millions, except per share)

Table 1	THREE MONTHS ENDED MARCH 31	
	(Unaudited)	
	2004	**2003**
Net sales	$ 475	$ 447
Cost of sales	305	284
Selling, general and administrative expenses	95	91
Research and development	11	10
Intangible asset amortization	2	2
Other operating expenses (income), net	13	(1)
Profit from operations	49	61
Interest and debt expense	30	34
Other income (expense), net	9	(4)
Income before income taxes and equity income	28	23
Provision for income taxes	–	9
Income before equity income	28	14
Equity in income of affiliated companies	–	–
Net income before cumulative effect of change in accounting principle	28	14
Cumulative effect of change in accounting principle, net of tax	–	(28)
Net income (loss)	$ 28	$ (14)
Basic and diluted earnings (loss) per share:		
Continuing operations	$0.26	$ 0.13
Cumulative effect of change in accounting principle	–	$(0.26)
Net income (loss)	$0.26	$(0.13)
Weighted average # of basic shares (millions)	108.8	106.8
Weighted average # of diluted shares (millions)	109.1	106.8
Income before income taxes and equity income	28	23
Interest and debt expense	30	34
EBIT	58	57
Depreciation and amortization, net of amortization of debt issuance costs	24	23
EBITDA[2]	82	80

SEGMENT DATA *(Dollars in millions)*	THREE MONTHS ENDED MARCH 31	
	(Unaudited)	
	2004	**2003**
Net Sales By Industry Segment		
Performance Products	$386	$356
Engineered Materials and Additives	89	91
TOTAL	**$475**	**$447**
Profit From Operations By Industry Segment		
Performance Products	$ 54	$ 58
Engineered Materials and Additives	(2)	2
Corporate	(3)	1
TOTAL	**$ 49**	**$ 61**

(Unaudited)								
Table 2								
Reconciliation to Ongoing Operations		THREE MONTHS ENDED MARCH 31, 2004				THREE MONTHS ENDED MARCH 31, 2003		
(Dollars in millions, except per share)	NET INCOME (LOSS)	BASIC & DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME (LOSS)	BASIC & DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	$28	$0.26	$49	$82	$(14)	$(0.13)	$61	$80
Cumulative effect of changes in accounting principle, net of tax	–	–	–	–	28	.26	–	–
Income before cumulative effect of change in accounting principle	28	0.26	49	82	14	0.13	61	80
Gain on sale of minority interest in CP Kelco	(26)	(0.24)	–	(26)	–	–	–	–
Legal settlements	4	0.04	–	6	–	–	–	–
Severance and restructuring costs	1	0.01	2	2	1	0.01	2	2
Asset Impairments	4	0.04	7	7	–	–	–	–
Loss on debt prepayment and write-off of debt issuance costs	5	0.04	–	7	–	–	–	–
Other[3]	2	0.02	3	4	–	–	(3)	(1)
Subtotal[4]	$(10)	$(0.09)	$12	–	$ 1	$0.01	$(1)	$ 1
Ongoing Operations[2][4]	**$ 18**	**$0.17**	**$61**	**$82**	**$15**	**$0.14**	**$60**	**$81**

Table 3		
TAX RATE RECONCILIATION		
For Three Months Ended March 31	**2004**	**2003**
Effective tax rate (excluding CP Kelco transaction in 2004)	47%	38%
One time tax costs of tax planning initiatives	(5%)	–
U.S. taxes on foreign dividends	(5%)	(1%)
Other	(1%)	(1%)
Ongoing operations tax rate	**36%**	**36%**

NOTES:

[1] Hercules changed its method of accounting for ESOP in the fourth quarter 2003. As required, prior periods have been restated, resulting in a $1 million reduction in the first quarter 2003 net loss and a $0.01 earnings per share improvement. The 2003 results have also been restated to reflect the consolidation of ES FiberVisions pursuant to the Company's adoption of FIN 46 in the third quarter of 2003.

[2] Ongoing operations and EBITDA are non-GAAP financial measures. The ongoing operations include Pulp and Paper, Aqualon, FiberVisions and Pinova. Results from ongoing operations exclude impairment charges for certain facilities within these businesses, which will have no further operating impact, and a legal settlement and other charges related to divested businesses. It also excludes the impact of special items -- most notably the prepayment of long-term debt.

EBITDA is calculated as net income (loss) before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

[3] Other includes gains and losses related to formerly divested businesses, special executive retirement benefits and other costs.

[4] Adjustment items have been tax effected at a 36% ongoing operations tax rate for 2004 and 2003, except the gain on the sale of CP Kelco, which had nominal net taxes. See Table 3 for a reconciliation of the effective tax rate, excluding the CP Kelco transaction, to the 36% ongoing operations tax rate.